UNIONBANC INVESTMENT SERVICES, LLC

COMPUTATION OF NET CAPITAL
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2020

Total member's equity from statement of financial condition	$ 131,736,845
Deduct ownership equity not allowable for Net Capital	113,475
Adjusted member's equity from statement of financial condition	131,623,370
NONALLOWABLE ASSETS	
Cash held with Parent	706,454
Fees and commissions receivable	2,740,833
Deferred tax asset	1,250,124
Due to Parent - Gross	1,142,507
Other	886,949
Total	6,726,867
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	124,896,503
HAIRCUTS ON SECURITIES	134,856
NET CAPITAL	124,761,647
MINIMUM NET CAPITAL REQUIRED (2% of aggregate debit items or $250,000, if greater)	250,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 124,511,647

There were no material differences between the above computation and the Company's corresponding unaudited December 31, 2020 Form X-17A-5, Part IIA FOCUS report filed on January 26, 2021.

UNIONBANC INVESTMENT SERVICES, LLC **Schedule H**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of such Rule under the Securities Exchange Act of 1934 as it is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. All other business activities are limited effecting securities transactions via subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company does not otherwise hold funds or securities for, or owe money or securities to, customers. As such, the Company is not required to prepare the reserve requirements for brokers or dealers.

UNIONBANC INVESTMENT SERVICES, LLC

Schedule I

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of such Rule under the Securities Exchange Act of 1934 as it is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. All other business activities are limited to effecting securities transactions via subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company does not otherwise hold funds or securities for, or owe money or securities to, customers. As such, the Company is not required to prepare the reserve requirements for brokers or dealers.